UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 23 November 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Public violence in vicinity of Harmony's Kusasalethu mine

Johannesburg, Friday, 23 November 2012: Harmony Gold Mining Company Limited ('Harmony' or 'the Company') confirms that two employees were killed and a third person was injured late yesterday afternoon in the vicinity of its Kusasalethu mine, near Carletonville. The South African Police Service ("SAPS") has secured the scene of this tragic incident and has commenced their investigation.

Kusasalethu's operations are unaffected. Harmony, has, however, in conjunction with the SAPS, increased its vigilance and security at this mine to ensure the safety and security of employees.

"Harmony deplores the tragic and senseless loss of life in what appears to be inter-union rivalry, not associated with the operations of the mine. Management, the recognised unions and AMCU have continued to engage in talks about normalising the situation at Kusasalethu, since workers returned to work on the 25th of October 2012 following the unprotected strike. AMCU has applied for recognition and a process of membership verification is underway. We urge all employees and the unions to refrain from violence and follow the proper engagement processes that are in place," said Graham Briggs, chief executive officer of Harmony.

ends.

Issued by Harmony Gold Mining Company Limited

23 November 2012

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Henrika Basterfield
Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 23, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director